AB
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SE 08032541 COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-17168

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AMERICAN FUNDS DISTRIBUTORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 South Hope Street 55th Floor
(No. and Street)

Los Angeles (City) California (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce DePriester (213)-486-9030
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

350 South Grand Avenue (Address) Los Angeles (City) California (State) 90071-3462 (Zip Code)

SEC Mail Processing Section
AUG 26 2008
Washington, DC
101

PROCESSED
SEP 05 2008
THOMSON REUTERS

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Bruce DePriester, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements for the year ended June 30, 2008 and supplemental schedule pertaining to American Funds Distributors, Inc. (the "Company") as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

(State of California)

(County of Los Angeles)

[signature] 8/20/08
Signature Date

Subscribed and sworn (or affirmed) before me on this date of 20th day of August 2008

Senior Vice President
Title

[signature]
Notary Public

KRISTINE ASPLUND SANCHEZ
Commission # 1575254
Notary Public - California
Los Angeles County
My Comm. Expires May 29, 2009

This report** contains (check all applicable boxes):

(x) Independent Auditors' Report.
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholder's Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not applicable)
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Act of 1934. (Exempt from requirement, see Note 7 to financial statements)
( ) (i) Information Relating to the Possession or Control Requirements for Brokers Dealers Pursuant to Rule 15c3-3 under the Securities Act of 1934. (Exempt from requirement, see Note 7 to financial statements)
(x) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 (included in item (g)) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not applicable)
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not applicable)
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report. (Not required)
(x) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3)

AMERICAN FUNDS DISTRIBUTORS, INC.

(SEC FILE No. 8-17168)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2008
AND INDEPENDENT AUDITORS' REPORT
AND SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

* * * * *

Filed in accordance with Rule 17a-5(e)(3) of the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

American Funds Distributors, Inc.

We have audited the accompanying statement of financial condition of American Funds Distributors, Inc. (the "Company") as of June 30, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of American Funds Distributors, Inc. at June 30, 2008 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

August 21, 2008

AMERICAN FUNDS DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Capital Research and Management Company)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2008
(Dollars in thousands, except per share amounts)

ASSETS

CASH AND CASH EQUIVALENTS	$ 71,436
INVESTMENT SECURITIES—At fair value	158,367
RECEIVABLES	29,624
PREPAID EXPENSES	6,228
INCOME TAX RECEIVABLE	3,394
DEFERRED INCOME TAXES	12,079
PROPERTY—At cost:	
Land	230
Buildings	4,442
Furniture, equipment and purchased software	8,732
Leasehold improvements	6,034
Total	19,438
Accumulated depreciation and amortization	(16,472)
Property—net	2,966
OTHER ASSETS	5,524
TOTAL	$ 289,618

(Continued)

AMERICAN FUNDS DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Capital Research and Management Company)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2008
(Dollars in thousands, except per share amounts)

LIABILITIES AND STOCKHOLDER'S EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 116,530
ACCRUED COMPENSATION AND EMPLOYEE BENEFITS	23,413
ACCRUED POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS	7,469
Total liabilities	147,412
STOCKHOLDER'S EQUITY:	
Capital stock, $1 par value—authorized, 1,000,000 shares; issued and outstanding, 500,000 shares	500
Additional paid-in capital	24,900
Retained earnings	117,459
Accumulated other comprehensive loss	(653)
Total stockholder's equity	142,206
TOTAL	$ 289,618

See notes to statement of financial condition.

(Concluded)

AMERICAN FUNDS DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of
Capital Research and Management Company)

NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2008
(Dollars in thousands)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations—American Funds Distributors, Inc. (the "Company") is a wholly owned subsidiary of Capital Research and Management Company (the "Parent") and a second-tier subsidiary of The Capital Group Companies, Inc. ("Capital Group"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and was organized to serve as the national distributor for the capital shares of investment companies for which the Parent serves as investment advisor.

The Company's source of revenue is concentrated in the distribution services summarized above. Revenues may be affected by the performance of the global capital markets.

In the normal course of the Company's business, customer activities involve the execution and settlement of various mutual fund shares and insurance-related products. These activities may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations.

Basis of Presentation—The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accompanying statement of financial condition of the Company has been prepared pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934. The classification and reporting of items appearing therein are consistent in all material respects with that rule.

As the distributor and principal underwriter for the capital shares of investment companies for which the Parent serves as investment advisor, the Company is responsible for sales and marketing services, and other services. Additionally, the Company entered into a financial support agreement with the Parent whereby, in consideration of the above services provided by the Company and in an effort to provide financial support to the Company, the Parent will make capital contributions to ensure that the Company's net capital meets applicable regulatory requirements. Therefore, if the Company were a stand-alone entity, the statement of financial condition presented could be materially different

Estimates—The preparation of a statement of financial condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash Equivalents—Cash equivalents consist principally of shares of a money market fund for which an affiliated company serves as investment advisor.

Investment Securities—Investment securities consist of U.S. government securities, which are carried at fair value. The amortized cost of these investments is $157,258. The effective interest method is used to account for the amortization of investment premiums and discounts.

Depreciation and Amortization of Property—Depreciation of buildings, furniture and non-technological equipment is computed generally on the straight-line method based upon estimated useful lives of 3 to 39 years. Depreciation of technological equipment and software is computed generally using the double-declining balance method based upon an estimated useful life of 3 years. Amortization of leasehold improvements is computed on the straight-line method based upon the life of the related asset or the term of the lease, whichever is shorter.

Income Taxes—The Company's results are included in consolidated tax returns filed by Capital Group, and the Company is allocated income taxes based on the separate return method. Income taxes are provided for current taxes payable or refundable and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effects of income taxes are measured based on enacted tax laws and rates.

Postretirement Benefits—The expected costs of providing postretirement benefits are recognized during the years that the associates are in service with the Company, based on actuarial estimates.

Postemployment Benefits—The Company recognizes the liability for future costs of compensation and benefits to be paid to employees on disability leave, based on actuarial estimates.

Related Party Transactions—The Company and its Parent entered into an agreement whereby the Parent loans the Company amounts necessary to pay investment dealers compensation related to the sale of Class C and 529-C shares. The loan is non-interest bearing and the Company is obligated to repay the loan monthly in equal installments over twelve months.

Recent Accounting Pronouncements— In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of the FASB Statement No. 109* ("FIN 48"). FIN 48 permits an entity to recognize the benefits of an uncertain tax position only where the position is "more likely than not" to be sustained in the event of examination by tax authorities. The maximum tax benefit recognized is limited to the amount that is more than 50% likely to be realized upon ultimate settlement. On February 1, 2008, the FASB issued FASB Staff Position FIN 48-2 which defers the effective date of FIN 48 for certain nonpublic enterprises. As a result, FIN 48 is effective for the Company's fiscal year 2009. The Company is currently evaluating the potential impact of the adoption of FIN 48 on its statement of financial condition.

In September 2006, FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS 157"). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements; however, it does not require any new fair value measurements. In addition, in February 2008, the FASB issued FASB Staff Position ("FSP") Financial Accounting Standard ("FAS") 157-2, *Effective Date of FASB Statement No. 157*, ("FSP FAS 157-2"). FSP FAS 157-2 delays the effective date of SFAS 157 from fiscal year 2009 to fiscal year 2010 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Therefore, except for nonfinancial assets and nonfinancial liabilities within the scope of FSP FAS 157-2, SFAS 157 is effective for fiscal year 2009. The Company is currently evaluating the potential impact of the adoption of SFAS 157 on its statement of financial condition.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). This statement expands the standards under SFAS 157 to provide entities the one-time election to measure financial instruments and certain other items at fair value, with changes in fair value recognized in earnings. Most of the provisions in SFAS 159 are elective. This statement is effective for fiscal year 2009. Currently, management does not intend to adopt any of the provisions of SFAS 159.

2. INCOME TAXES

The net deferred tax asset consists of the following:

Accrued expenses and other	$ 4,196
Accrued compensation and benefits	8,607
Postretirement benefits	(1,026)
State franchise taxes	(925)
Depreciation	1,227
Net deferred tax asset	$ 12,079

The Company has not established a valuation allowance against the net deferred tax asset, as it has been determined that it is more likely than not that the asset will be realized.

3. RETIREMENT PLANS

The Company participates with Capital Group and affiliates in a defined contribution retirement plan covering substantially all of its associates. The Company annually contributes up to 15% of each participant's eligible compensation.

The Company also has a supplemental retirement plan for certain senior executives. The liability for benefits under the plan is included in accrued postretirement and postemployment benefits. Other assets include investments of $4,468 held solely for the purpose of providing benefits under the plan. These investments are carried at fair value and are held in a trust for the plan participants. Effective October 2002, contributions to the supplemental retirement plan were discontinued.

4. TRANSACTIONS WITH AFFILIATES

Receivables and accounts payable and accrued expenses include $2,175 and $85,367, respectively, relating to transactions with affiliates. The Parent provides certain indemnifications, warranties and guarantees on behalf of the Company in connection with sale of the Rights to a third party.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2008, the Company had net capital of $83,865, which was $74,038 in excess of its required net capital of $9,827. At June 30, 2008, the Company's net ratio of aggregate indebtedness to net capital was 1.76 to 1.

6. RESERVE REQUIREMENTS AND POSSESSION OR CONTROL FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(1) of such Rule) of the Securities Exchange Act of 1934, as the Company is as an introducing broker or dealer whose business is limited to the sale of mutual funds and insurance products, carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements and possession or control for brokers or dealers or provide information relating to possession or control requirements for brokers or dealers.

7. POSTRETIREMENT BENEFITS

The Company sponsors a plan to subsidize health care insurance coverage for retired United States based associates who meet certain age and service requirements, if they elect to contribute a portion of the cost. The Company funds its postretirement benefits through a §401(h) account by the maximum deductible amount by the Internal Revenue Code in most years. The asset allocation is targeted and invested 100% in equity securities that are held in Employee Benefit Trust accounts managed by an affiliate. The measurement date for the actuarial valuations is June 30.

Accumulated postretirement benefit obligation ("APBO")	$ 12,900
Plan assets at fair value	13,931
Overfunded status	$ 1,031
Asset recognized in the statement of financial condition	$ 1,031

Weighted-average assumptions as of June 30:

Discount rate	6.93%
Expected return on plan assets	7.0%
Medical trend:	
Ultimate trend	6.0%
Initial trend	9.0%
Year ultimate trend reached	2014

The discount rate assumption is based upon the review of high quality corporate bond rates and the change in these rates during the year. The expected return on plan assets and health care cost trend rates are based upon an evaluation of the Company's historical trends and experience, taking into account current and expected future market conditions.

Benefit payments	$ 258
Company contributions	$ 4,164

Estimated future payments for retirees are as follows:

Years Ending June 30	
2009	$ 129
2010	136
2011	150
2012	179
2013	211
2014 through 2018	1,971

The Company adopted SFAS 158 as of June 30, 2007 and accordingly is required to report changes in its funded status in accumulated other comprehensive income on its statements of stockholders' equity and comprehensive income. The amounts recorded in Accumulated Other Comprehensive Income (AOCI) for postretirement and postemployment benefit plans at June 30, 2008 that have not been recognized as components of net periodic benefit costs are as follows:

Net prior service costs	$ 971
Net actuarial gain	82
Pre-tax amount recorded in AOCI	$ 1,053
After-tax amount recorded in AOCI	$ 653

Estimated pre-tax amounts in AOCI as of June 30, 2008 expected to be recognized as components of net periodic benefit costs in 2009 are as follows:

Net prior service benefit	$ (66)
Net actuarial loss	8
Total	$ (58)

There were no plan assets returned to the Company in 2008, nor do we expect any plan assets to be returned in 2009.

8. LEGAL CONTINGENCIES

The Company and the Parent are defendants in a purported class action lawsuit in the district court in the Central District of California, Western Division. The court consolidated five different lawsuits involving substantially similar allegations that were filed between July 15, 2004 and February 23, 2005 into a single consolidated action, *In re American Funds Fee Litigation.* The fourth amended complaint, filed on May 16, 2008, alleges that the defendants charged excessive management fees for managing the American Funds mutual funds.

On December 5, 2006 and January 12, 2007, separate (but virtually identical) class action lawsuits were filed against the Company, the Parent, and Capital Group in the district court in the Central District of California, Western Division alleging failure to disclose revenue sharing arrangements (in fund registration statements) and breach of fiduciary duty. The court consolidated these lawsuits into a single consolidated action, *In re American Funds Securities Litigation*, and plaintiffs filed a consolidated amended complaint on July 26, 2007. On June 5, 2008, the court granted a motion filed by the Company, the Parent, and Capital Group to dismiss the suit with prejudice. Plaintiffs filed a notice of appeal on June 20, 2008.

On June 18, 2008, plaintiff Rachelle Korland filed suit on behalf of EuroPacific Growth Fund against the Company and the Parent in the district court in the Central District of California. The suit alleges violations of Section 36(b) of the Investment Company Act of 1940 for charging excessive 12b-1 fees. The case has been transferred to the court handling *In Re American Funds Fee Litigation.*

On February 16, 2005, the Department of Enforcement of the National Association of Securities Dealers, Inc. (now called the Financial Industry Regulatory Authority ["FINRA"]) filed a complaint with the FINRA Office of Hearing Officers against the Company alleging violations of the FINRA's "anti-reciprocal" rule by directly or indirectly offering or promising to pay brokerage commissions to broker-dealers in exchange for future sales of mutual fund shares. A hearing on the merits of this matter was held in March 2006 before the FINRA panel. The panel issued a decision in August 2006, finding that the Company had violated the rule and imposed a $5 million fine. The Company appealed this decision to the FINRA's National Adjudicatory Council, which upheld the panel's decision on April 30, 2008. The Company has appealed the National Adjudicatory Council's decision to the SEC.

The Company believes that the allegations in the complaints described above are without merit and intends to vigorously defend against them. At the present time, the Company cannot predict with certainty the eventual outcome of these matters and therefore is unable to estimate the impact, if any, they will have on the Company's financial condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

August 21, 2008

American Funds Distributors, Inc.
333 South Hope Street
Los Angeles, California 90071

In planning and performing our audit of the financial statements of American Funds Distributors, Inc. (the "Company") as of and for the year ended June 30, 2008 (on which we issued our report dated August 21, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END